

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 3, 2014

Via E-mail
William J. Lansing
Chief Financial Officer
Fair Isaac Corporation
181 Metro Drive, Suite 700
San Jose, California 95110

  Re: Fair Isaac Corporation
     Form 10-K for Fiscal Year Ended September 30, 2014
     Filed November 12, 2013
     Form 10-Q for Fiscal Quarter Ended March 31, 2014
     Filed April 28, 2014
     File No. 1-11689

Dear Mr. Lansing:

  We have reviewed your filings and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-Q for the Quarterly Period Ended March 31, 2014

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

Results of Operations, page 18

1. Please explain to us why you had a true-up associated with an underpayment of royalties over a multi-year period. In your response, please include the amount of the true-up adjustment to revenues for each year and the impact on your income before income taxes.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562, Donna Di Silvio, Staff Accountant, at (202) 551-3202 or me at (202) 551-3344 if you have questions regarding our comment or any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief